As Filed with the Securities and Exchange Commission on July 3, 1996
                                                          Registration No. 333_

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           RALLY'S HAMBURGERS, INC.
- --------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                                   DELAWARE
- --------------------------------------------------------------------------------
        (State or other jurisdiction of incorporation or organization)

                                  62-1210077
- --------------------------------------------------------------------------------
                    (I.R.S. Employer Identification Number)

 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223 (502) 245-8900
- --------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Evan G. Hughes
                            Rally's Hamburgers, Inc.
 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223 (502) 245-8900
- --------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of agent for service)

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement


If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

                        CALCULATION OF REGISTRATION FEE

    Title of each                            Proposed        Proposed maximum
 class of securities     Amount to be        maximum        aggregate offering       Amount of
  to be registered        registered      offering price          price           registration fee
                                             per unit
- --------------------------------------------------------------------------------------------------
Rights                     15,678,780           0
- --------------------------------------------------------------------------------------------------
Units (1)                   3,484,173         $3.00           $10,452,519.00         $3,604.32

  Common Stock              3,484,173

  Warrants                  3,484,173
- --------------------------------------------------------------------------------------------------
Common Stock (2)            3,484,173         $3.00           $10,452,519.00         $3,604.32
- --------------------------------------------------------------------------------------------------

(1) 3,484,173 Units, each consisting of a share of Registrant's common stock, $.10 par value per share (the "Common Stock") and a warrant to purchase a share of Common Stock ("Warrants"), are issuable upon exercise of the Rights.

(2) Issuable upon exercise of the Warrants. Pursuant to Rule 416, this Registration Statement also covers such indeterminable additional shares as may become issuable as a result of any future adjustments in accordance with the terms of the Warrants, as described in the Prospectus.

PROSPECTUS
                               [3,484,173] UNITS

                            RALLY'S HAMBURGERS, INC.
               EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK
                     AND ONE COMMON STOCK PURCHASE WARRANT
                                 ______________

     Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its common stock, par value $.10 per share (the "Common Stock"), as of the close of business on ___________ (the "Record Date"), transferable subscription rights (the "Rights") to purchase units ("Units") consisting of one share of Common Stock and one warrant to purchase an additional share of Common Stock (the "Warrants") (the "Rights Offering"). Stockholders will receive one Right for each share of Common Stock held on the Record Date. For each 4.5 Rights held, a holder ("Holder") will have the right to purchase one Unit (the "Basic Subscription Privilege") for $3.00 per Unit (the "Subscription Price"). No fractional Units will be sold, and fractional interests will be rounded down. The Rights will be evidenced by transferable subscription certificates.

     Each Warrant may be exercised to acquire an additional share of Common Stock at an exercise price of $3.00 per share and expires four years from the date of issuance. The Warrants are redeemable by the Company at $.01 per Warrant, at the Company's option, if the closing price for the Company's Common Stock on the NASDAQ National Market ("NNM") (or such other principal securities exchange or market on which the Common Stock is then trading) is at or above $6.00 per share for 20 out of 30 consecutive trading days.

     Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Subscription Price a pro rata portion of Units which are not subscribed for pursuant to the Basic Subscription Privilege (the "Oversubscription Privilege" and collectively with the Basic Subscription Privilege, referred to herein as the "Subscription Privilege").

     The Common Stock is quoted on the NNM under the symbol "RLLY." On __________________, the last sale price of the Common Stock as reported on the NNM was _________ per share.

     THE RIGHTS WILL EXPIRE AT ____________, LOUISVILLE, KENTUCKY TIME, ON __________, 1996, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond ___________, 1996. Funds provided in payments of the Subscription Price will be held by _____________, as subscription agent, until the closing (the "Closing Date"), which will occur as soon as practicable following the Expiration Date and after all prorations have been effected. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.

           SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF
       CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS
                       IN THE SECURITIES OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSIONS OR ANY STATE
               SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is ___________, 1996.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with any amendments thereto the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights, the Units issuable upon exercise of the Rights, the Common Stock and Warrants included in the Units and the Common Stock underlying the Warrants. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

     The Company is subject to the informational requirement of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661.
Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the NNM, and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K");
     (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 (the "March 1996 10-Q");
     (iii) the Company's Proxy Statement dated June 19, 1996 with respect to its Annual Meeting held on July 10, 1996;
     (iv) the Company's Current Reports on Form 8-K dated January 29, 1996, April 16, 1996 and May 3, 1996; and
     (v) the description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A dated September 19, 1989.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Rights Offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal office: Rally's Hamburgers, Inc., 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223, Attention: Evan G. Hughes, (502) 245-8900.

                               PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the information and the consolidated financial statements and notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                  THE COMPANY

     Rally's Hamburgers, Inc., a Delaware corporation (the "Company" or "Rally's"), is one of the largest chains of double drive-thru restaurants in the United States. As of June 28, 1996, the Rally's system included 484 restaurants in 19 states, primarily in the Midwest and the Sunbelt, comprised of 239 Company-owned and 245 franchised restaurants. The Company's restaurants offer high quality fast food served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. The Company serves the drive-thru and take-out segments of the quick-service restaurant market. The Company opened its first restaurant in January, 1985 and began offering franchises in November, 1986.

     During the later part of 1995 and into 1996, the Company has implemented actions to improve its balance sheet and operating results, including repurchasing $22 million principal amount (or approximately 25%) of the Company's outstanding 9-7/8% Senior Notes due 2000 (the "Senior Notes"), entering into a strategic partnership with the Carl's Jr. restaurant chain, instituting new marketing initiatives aimed at improving comparable store sales trends and undertaking actions aimed at improving food, paper and labor costs as a percentage of sales.

     While the Company lost, net of applicable tax benefit, $3.7 million from operations during the quarter (excluding an extraordinary gain of $4.5 million related to the repurchase of Senior Notes), the Company reported a 2% growth in Company-owned same store sales during the quarter. The Company is attempting to redirect most of its near term focus toward achievement of four specific short term objectives, i.e., growing same store sales, reducing food and paper costs as a percent of sales, reducing store labor costs as a percent of sales and attacking other elements of spending. Management believes that the Company's focus on achievement of these objectives combined with a gradual increase in Company new store development should allow the Company to achieve a sustainable level of profitability in the near future. However, no assurance can be given that management will be able to carry out such objectives or that achievement of these objectives will have a positive effect on the Company's profitability. The Company's principal executive offices are located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223, and its telephone number is (502) 245-8900. See "The Company."


                              THE RIGHTS OFFERING

Rights................................  Each holder of Common Stock will receive one transferable Right for
                                        each share of Common Stock held of
                                        record on the Record Date.  An
                                        aggregate of [15,678,780] Rights will
                                        be distributed pursuant to the Rights
                                        Offering.  An aggregate of
                                        [3,484,173] Units, each consisting of
                                        one share of Common Stock and one
                                        Warrant, will be sold if all Rights
                                        are exercised.  The exercise of
                                        Rights is irrevocable once made, and
                                        no Units will be issued until the
                                        closing following the Expiration
                                        Date.  See "The Rights Offering - The
                                        Rights."

Basic Subscription                      Holders will be entitled to purchase
        Privilege.....................  one Unit for each 4.5 Rights held.
                                        See "The Rights Offering -
                                        Subscription Privileges - Basis
                                        Subscription Privilege."


Units.................................  Each Unit consists of one share of
                                        Common Stock and one Warrant.

Warrants..............................  Each Warrant may be exercised to acquire one share of Common Stock for
                                        $3.00.  The Warrants will expire on
                                        the fourth anniversary of the Closing
                                        Date, subject to the extension under
                                        certain circumstances.  See
                                        "Description of Securities -
                                        Redeemable Warrants."

Optional Redemption of Warrants         The Company will have the right, but
        By Company....................  not the obligation, to redeem the
                                        Warrants, at $.01 per Warrant, if the
                                        closing price of the Common Stock as
                                        reported on the NNM (or such other
                                        principal securities exchange or
                                        market on which the Common Stock is
                                        then trading) for 20 out of 30
                                        consecutive trading days is equal to
                                        or exceeds $6.00 per share.  See
                                        "Description of Securities -
                                        Redeemable Warrants."


Oversubscription                        Each Holder who elects to exercise
       Privilege......................  his or her Basic Subscription
                                        Privilege may also subscribe at the
                                        Subscription Price for Units, if any,
                                        remaining unsold after satisfaction
                                        of all subscriptions pursuant to the
                                        Basic Subscription Privilege
                                        ("Oversubscription Privilege").  If
                                        an insufficient number of Units is
                                        available to satisfy fully all
                                        elections to exercise the
                                        Oversubscription Privilege, the
                                        available Units will be allocated on
                                        a pro rata basis among Holders who
                                        exercise their Oversubscription
                                        Privilege based on the respective
                                        numbers of Units subscribed for by
                                        such Holders pursuant to the Basic
                                        Subscription Privilege.  See "The
                                        Rights Offering - Subscription
                                        Privileges - Oversubscription
                                        Privilege."


Subscription Price....................  $3.00 in cash per Unit.

Shares of Common Stock and Warrants     Assuming that all Rights are fully
         Outstanding after Rights       exercised, [19,162,953] shares of
         Offering.....................  Common Stock and [3,484,173] Warrants
                                        will be outstanding immediately after
                                        the Rights Offering, based on
                                        [15,678,780] shares of Common Stock
                                        outstanding on the Record Date.  The
                                        final number of shares of Common
                                        Stock and Warrants that will be
                                        outstanding after the Rights Offering
                                        is dependent upon the extent to which
                                        Rights are exercised.

Transferability of                      The Rights are transferable and will
        Rights........................  be quoted on the NNM under the trading symbol RLLYR until the close
                                        of business on the last trading day
                                        prior to the Expiration Date.  Any
                                        transfer of Rights will be deemed a
                                        transfer of both the Basic
                                        Subscription Privilege and the
                                        Oversubscription Privilege.  The
                                        Subscription Agent will endeavor to
                                        sell Rights for Holders who have so
                                        requested and have delivered one or
                                        more Subscription Certificate(s)
                                        evidencing such Rights, with the
                                        instruction for sale included thereon
                                        properly executed, to the
                                        Subscription Agent by 11:00 a.m.
                                        ____________ time on _______ (five
                                        business days prior to the Expiration
                                        Date).  There can be no assurance,
                                        however, that any market for Rights
                                        will develop, or that the
                                        Subscription Agent will be able to
                                        sell any Rights for Holders.  If less
                                        than all sales orders received by the
                                        Subscription Agent can be filled,
                                        sales

                                        proceeds will be prorated among the
                                        Holders based upon the number of
                                        Rights each has instructed the
                                        Subscription Agent to sell during
                                        such period, irrespective of when
                                        during such period the instructions
                                        are received by the Subscription
                                        Agent.  See "The Rights
                                        Offering-----Method of Transferring
                                        Rights."


Record Date...........................  _______, 1996.

Expiration Date.......................  _______, 1996, unless extended by the
                                        Company from time to time, provided
                                        that the Expiration Date shall not be
                                        later than ________, 1996, unless the
                                        Board of Directors determines that a
                                        material event has occurred which
                                        necessitates one or more further
                                        extensions of the Rights Offering in
                                        order to permit adequate disclosure
                                        of information concerning such event
                                        to Holders.  See "The Rights
                                        Offering----- Expiration Date."  If
                                        the Company elects to extend the term
                                        of the Rights, it will issue a press
                                        release to such effect no later than
                                        the last day on which the NNM is open
                                        for trading prior to the most
                                        recently announced Expiration Date.
                                        In the event the Company elects to
                                        extend the term of the Rights
                                        Offering by more than 14 calendar
                                        days, it will, in addition, cause
                                        written notice of such extension to
                                        be promptly sent to all Holders of
                                        record on the Record Date.

Procedure for Exercising                Rights may be exercised by properly
        Rights........................  completing the certificate evidencing such Rights (the "Subscription
                                        Certificate") and forwarding such
                                        Subscription Certificate (or
                                        following the Guaranteed Delivery
                                        Procedures, as defined below) to the
                                        Subscription Agent on or prior to the
                                        Expiration Date, together with
                                        payment in full of the Subscription
                                        Price for each Unit subscribed for
                                        pursuant to the Subscription
                                        Privileges.  If the mail is used to
                                        forward Subscription Certificates, it
                                        is recommended that insured,
                                        registered mail be used.  The
                                        exercise of a Right may not be
                                        revoked or amended.  If time does not
                                        permit a Holder or transferee of a
                                        Right to deliver a Subscription
                                        Certificate to the Subscription Agent
                                        on or before the Expiration Date,
                                        such Holder or transferee should make
                                        use of the Guaranteed Delivery
                                        Procedures described under "The
                                        Rights Offering-----Exercise of
                                        Rights."

                                        If paying by uncertified personal
                                        check, please note that the funds
                                        paid thereby may take at least five
                                        business days to clear.  Accordingly,
                                        Holders who wish to pay the
                                        Subscription Price by means of
                                        uncertified personal check are urged
                                        to make payment sufficiently in
                                        advance of the Expiration Date to
                                        ensure that such payment is received
                                        and clears by such date and are urged
                                        to consider payment by means of
                                        certified or cashier's check, money
                                        order or wire transfer of funds.

Persons Holding Shares,                 Persons holding shares of Common
        or Wishing to                   Stock, and receiving the Rights
        Exercise Rights                 distributable with respect thereto,
        Through Others................  through a broker, dealer, commercial bank, trust company or other nominee,
                                        as well as persons holding
                                        certificates representing Common
                                        Stock in their own name who would
                                        prefer to have such institutions
                                        effect transactions relating to the
                                        Rights on their behalf, should
                                        contact the appropriate institution
                                        or nominee and request it to effect
                                        the transactions for them.  See "The
                                        Rights Offering----Exercise of
                                        Rights."




Closing and Issuance of                 The closing will occur and
        Common Stock and Warrants.....  certificates representing Common
                                        Stock and Warrants will be delivered
                                        to subscribers as soon as practicable
                                        after the Expiration Date and after
                                        all prorations have been effected.
                                        See "The Rights
                                        Offering-----Subscription
                                        Privileges."  No Common Stock or
                                        Warrants will be issued until the
                                        closing.  Funds delivered to the
                                        Subscription Agent for the exercise
                                        of Subscription Privileges will be
                                        held in escrow by the Subscription
                                        Agent until the closing.  No interest
                                        will be paid to Holders on funds held
                                        by the Subscription Agent.  In the
                                        case of Holders exercising
                                        Oversubscription Privileges, any
                                        excess funds will be returned to the
                                        Holders as soon as practicable
                                        following the closing.


Use of Proceeds.......................  It is anticipated that the net proceeds to Company will be
                                        approximately $____ million if all of
                                        the Units are purchased in the Rights
                                        Offering (excluding proceeds received
                                        upon the exercise of the Warrants).
                                        If less than all of the Units are
                                        purchased, the proceeds will be
                                        correspondingly reduced.  Such
                                        proceeds will be used to build new
                                        restaurants, refurbish certain
                                        existing restaurants and for other
                                        general corporate purposes, including
                                        possibly reducing outstanding
                                        indebtedness.  See "Purpose of the
                                        Rights Offering and Use of Proceeds."

Subscription Agent....................  _______________________________.

NNM Common Stock Trading
  Symbol..............................  RLLY


NNM Rights Trading
  Symbol..............................  RLLYR

NNM Warrant Trading Symbol              RLLYW

                         COMMITMENTS TO EXERCISE RIGHTS

     GIANT GROUP, LTD. ("GIANT"), Fidelity National Financial, Inc. ("Fidelity") and CKE Restaurants, Inc. ("CKE"), which are the record owners of 4,312,063, 767,807 and 2,350,432 shares of Common Stock, respectively, have committed to exercise, or cause to be exercised, their Basic Subscription Privileges.

                                  RISK FACTORS

     The purchase of Units, the Common Stock and Warrants in the Rights Offering involves investment risks particular to the Company, and risks particular to the Rights Offering. Investors are urged to read and consider carefully the information set forth under the heading "Risk Factors," which follows this Prospectus Summary.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
         (In thousands, except per share amounts and statistical data)

                                                     Fiscal Year Ended                        Quarter Ended
                                  ----------------------------------------------------   --------------------
                                  Dec 29,     Jan 3,     Jan 2,     Jan 1,     Dec 31,   April 2,     March
                                  1991(1)     1993       1994       1995       1995       1995         31
                                  -------     ----       ----       ----       ----       ----        1996
                                                                                                      ----
Total revenues..................  $ 94,131      $120,648  $174,346   $186,318   $188,859    $42,470   $ 41,912
Income(loss)from
operations(2)(3)(4).............    10,289        15,057    (7,050)   (14,636)   (36,470)      (993)    (3,369)
Net income (loss)
before income taxes.............     9,821        14,260   (13,483)   (24,255)   (46,380)    (3,449)    (5,366)
Net income (loss)
before extraordinary
item............................     6,071         9,279    (8,907)   (19,273)   (46,919)    (3,509)    (3,684)
Net income (loss)(5)............  $  6,071      $  9,279  $ (8,907)  $(19,273)  $(46,919)   $(3,509)  $    838
Net income (loss)
  per share before
  extraordinary
  item..........................     $0.54         $0.76    $(0.67)    $(1.42)    $(3.00)    $(0.22)  $  (0.24)
Extraordinary item
  per share(5)..................        --            --        --         --         --         --       0.29
                                  --------      --------  --------   --------   --------    -------   --------
Net income (loss)
  per share(5)..................     $0.54         $0.76    $(0.67)    $(1.42)    $(3.00)    $(0.22)  $   0.05
                                  ========      ========  ========   ========   ========    =======   ========
OPERATING DATA:
System-wide sales:
  Company-owned.................  $ 86,822      $112,894  $165,829   $178,476   $181,778    $40,734   $ 40,508
  Franchised....................   134,278       183,649   188,837    191,611    173,941     41,950     36,070
                                  --------      --------  --------   --------   --------    -------   --------
     Total......................  $221,100      $296,543  $354,666   $370,087   $355,719    $82,684   $ 76,578
                                  ========      ========  ========   ========   ========    =======   ========
Number of
restaurants:
   Company-owned................       116           197       252        250        239        254        238
   Franchised...................       217           253       268        292        242        284        244
                                  --------      --------  --------   --------   --------    -------   --------
     Total......................       333           450       520        542        481        538        482
                                  ========      ========  ========   ========   ========    =======   ========

                                                                                                        At
                                                                                                      March 31,
BALANCE SHEET DATA:                                                                                     1996
                                                                                                      --------
Working capital deficit..........................................................................      (22,541)
Total Assets.....................................................................................      119,423
Long-term debt and obligations under capital leases, including current portion...................       78,681
Shareholders' equity.............................................................................        7,524

________________________

(1) Information for period ended December 29, 1991 reflects pro forma adjustments from treating all non-taxable entities acquired by the Company as if these acquired entities had been taxed as regular corporations and able to file a consolidated federal income tax return with the Company.

(2) The fiscal year ended January 2, 1994 includes approximately $12.6 million charged against operations for a major business restructuring program and other restaurant closings.

(3) The fiscal year ended January 1, 1995 includes $17.3 million charged against operations for changes in business strategies.

(4) The fiscal year ended December 31, 1995 includes approximately $17.3 million charged against operations for changes in business strategies and restaurant closings. The year also includes approximately $13.7 million related to the Company's implementation of SFAS 121. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K incorporated herein by reference.

(5) The quarter ended March 31, 1996 includes an extraordinary gain, net of tax, of approximately $4.5 million related to the Company's repurchase of Senior Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the March 1996 10-Q incorporated herein by reference.

                                  RISK FACTORS

     This Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "The Company," "Purpose of the Rights Offering and Use of Proceeds," as well as within the Prospectus generally (including the documents incorporated by reference therein). Also, documents subsequently filed by the Company with the Commission will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated by reference in the Prospectus. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the securities described in this Prospectus, prospective investors should carefully consider the following factors.

NASDAQ LISTING AND MAINTENANCE REQUIREMENTS

     In April 1996, the NASDAQ Stock Market, Inc. informed the Company that it was reviewing the eligibility of the Company for continued quotation of its stock on the NNM. There are five criteria that must be substantially met for continued quotation on the NNM. While the Company currently exceeds the requirements on four of the five tests, it does not currently meet the test for net tangible assets, which excludes goodwill. Rule 4450(a)(3) of the National Association of Securities Dealers, Inc. ("NASD") provides that an issuer of an NNM security must have net tangible assets (total assets minus liabilities and goodwill) of at least $4 million if the issuer has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years (the "Net Tangible Asset Test"). The Company has incurred net losses in its last three fiscal years. As of the end of the 1995 fiscal year, the Company had net tangible assets in the net negative amount of $4,598,000.

     On June 6, 1996, the Company had a hearing before a Nasdaq Qualifications hearing panel (the "Panel") with regard to the Company's request for an exception to the Net Tangible Asset Test. On June 13, 1996, the Panel granted the Company a conditional exception to the Net Tangible Assets Test based upon its finding that the Company presented a plan of compliance which is currently in progress, which has a high likelihood of successful completion, and which can be completed in a reasonable amount of time. The Panel determined that the Company must make a public filing with the Commission and NASDAQ on or before September 30, 1996, which filing must contain a pro forma balance sheet with a historical basis not older than 45 days and a corresponding statement of operations and must further evidence compliance with the Net Tangible Asset Test and with all other requirements for listing on the NNM. The decision by the Panel is subject to review by the NASDAQ Listing and Hearing Review Committee. In the event the Company fails to meet the Panel's requirement, the Company's securities will be subject to delisting from the NNM. Any decision to delist the Company's securities is subject to appeal by the Company, which will not stay such decision unless the Board of Governors of the NASD grants such a stay.

     The Company plans to remedy its net tangible asset deficiency primarily by completing the Rights Offering, which is also anticipated to provide additional working capital for new store construction, refurbishment of some existing restaurants as well as for other general corporate purposes, including possibly reducing outstanding indebtedness. No assurance can be given that the Rights Offering will be fully subscribed. The Rights Offering is expected to increase the Company's net tangible assets by approximately $__________. No assurance can be given that such increase will be achieved.

     If the Rights Offering is not fully subscribed, or if following the Rights Offering, the Company, because of negative operating results, fails to satisfy the criteria for continued listing on the NNM, the Company's securities could be delisted from the NNM. In such event, the Company would seek to list its Common Stock and Warrants on NASDAQ's "small cap" system or on another national securities exchange. No assurance can be made whether such listing can or will occur.

      Among other consequences, if the Company were no longer listed on the NNM, the holders of Common Stock and/or Warrants could suffer a loss of liquidity as it becomes more difficult to effect transfers of such securities.

HISTORY OF OPERATING LOSSES; CHANGES IN OPERATIONS

     The Company reported losses from operations (before interest and other income, and provision for income taxes) for the fiscal year ended December 31, 1995 of $36,470,000 and for the thirteen week period ended

March 31, 1996 of $3,369,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K and the March 1996 10-Q incorporated by reference herein. The Company has not reported an operating profit in any quarter since June 1993. Faced with declining same store sales and profitability over the past three years, the Company has pursued a variety of options, including replacement of senior management team members, changing advertising agencies and significant use of outside consultants to formulate plans to stem the decline in same store sales and return the Company to profitability. The Company has entered into an operating agreement with CKE pursuant to which 28 Company-owned stores in California and Arizona are operated by CKE. CKE will pay all operating costs of the stores. The Company retained ownership of the assets of these stores and receives a percentage of the stores sales. No assurance can be given that any of the foregoing will improve the Company's operating results. In addition, the Company must continually examine, in accordance with Generally Accepted Accounting Principles, its assets for potential impairment where circumstances indicate that such impairment may exist. As a retailer, the Company believes such examination requires the operations and store level economics of individual restaurants be evaluated for potential impairment. No assurance can be given that even an overall return to profitability will preclude the writedown of assets associated with the operation of an individual restaurant or restaurants in the future. See "The Company."

INDEBTEDNESS

     The Company's Senior Notes, with a required sinking fund payment of approximately $6.2 million due in 1999, are a significant portion of the capitalization of the Company. As such: (i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the Company's interest expense and principal repayment obligations; and (iii) the Company's level of indebtedness may make it more vulnerable in the event of a sustained downturn in its business. The ability of the Company to satisfy its obligations under the Senior Notes will be dependent on the Company, among other factors, successfully increasing revenues and returning the Company to operational profitability.

COMPETITION IN THE QUICK-SERVICE RESTAURANT INDUSTRY

     The quick-service restaurant industry is highly competitive and can be significantly affected by many factors, including change in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular locations of, competing quick-service restaurants. Factors such as inflation, increases in food, labor (including health care) and energy costs and the availability of an adequate number of hourly-paid employees also affect the quick-service restaurant industry. Major chains, which have substantially greater financial resources and longer operating histories than the Company, dominate the quick-service restaurant industry. In certain markets, the Company will compete with other quick-service double drive-thru hamburger chains with operating concepts similar to the Company. Certain of the major chains have increasingly offered selected food items and combination meals, including hamburgers, at temporarily or permanently discounted prices. A change in the pricing or other marketing strategies of one or more of these competitors could have an adverse impact on the Company's sales and earnings. With respect to the sale of franchises, the Company competes with many franchisors of restaurants, including other double drive-thru franchisors, and franchisors of other business concepts.

DEPENDENCE UPON SENIOR MANAGEMENT

     The success of the Company's business will continue to be highly dependent upon the services of its senior management, including Donald E. Doyle, President and Chief Executive Officer. The Company's current management team has substantial experience in the restaurant industry and the loss of one or more members of senior management could adversely affect the Company's business and development.

CONTROL BY PRINCIPAL STOCKHOLDERS

     GIANT, of which Burt Sugarman is the controlling stockholder, Chairman, President and Chief Executive Officer, owns approximately 27.5% of the outstanding shares of the Common Stock of the Company. Mr. Sugarman is also Chairman of the Board of the Company. GIANT entered into an agreement with Fidelity and CKE (which are the respective record owners of 4.9% and 15.0% of the outstanding Common Stock) with respect to the election of directors of the Company. Consequently, GIANT, Fidelity and CKE have, and after completion of the Rights Offering are likely to continue to have, the practical ability to elect the Board of Directors. See "The Company - Recent Developments - Relationship Among GIANT, Fidelity and CKE."

GOVERNMENT REGULATION

     The restaurant business is subject to extensive federal, state and local regulations relating to the development and operation of restaurants including regulations relating to building and zoning requirements, preparation and sale of food and laws governing the Company's relationship with its employees, including minimum wages requirements, overtime and working conditions and citizenship requirements. The failure to obtain or retain food licenses, or a substantial increase in the minimum wage rate, could adversely affect the operations of the Company's restaurants. The Company is also subject to federal regulation and certain state laws which regulate the offer and sale of franchises.

AVAILABILITY OF CAPITAL RESOURCES

     The Company may be negatively impacted in the future if it is unable to secure financing at affordable terms from third parties.

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock, which is quoted on the NNM, has experienced, and could experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the overall economy and the financial market could cause the price of the Common Stock to fluctuate substantially.

LITIGATION

     For a description of certain litigation to which the Company is a party, see "Item 3. Legal Proceedings" of the 1995 10-K and see the March 1996 10-Q which are incorporated herein by reference.

CERTAIN RIGHTS OFFERING CONSIDERATIONS

     No Minimum Size of Rights Offering. Since no minimum amount of proceeds is required for the Company to consummate the Rights Offering, no assurance can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering. However, GIANT, Fidelity and CKE have committed to exercise, or cause to be exercised, their Basic Subscription Privileges.

     Limitations on Fidelity and CKE's Ability to Acquire Common Stock. Pursuant to the Purchase Agreement so long as the Senior Notes are outstanding, Fidelity and CKE and their respective affiliates may not, in the aggregate, beneficially own 35% or more of the combined voting power of the then outstanding voting stock of the Company without first obtaining (i) approval of the Board of Directors of the Company and (ii) a waiver from the holders of the Senior Notes of a provision of the indenture governing the Senior Notes (the "Indenture"), which provision would require the Company to offer to repurchase the Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest under such circumstances. To the extent that exercise of options or Warrants by Fidelity or CKE would increase their percentage interest in the Company to 35%, CKE and Fidelity may be limited or prohibited from exercising their options to acquire Common Stock from GIANT or to exercise Warrants acquired as part of the Units.

     Dilution. Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Holders who do not acquire Units and/or do not exercise the Warrants received pursuant to the Rights Offering will also realize a further dilution in their percentage voting interest and ownership interest to the extent that Warrants are exercised by others.

     Possible Extension of Expiration Date. The Company has reserved the right to extend the Expiration Date to as late as _______________. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders.


                                  THE COMPANY

     The Company is one of the largest double drive-thru restaurant chains in the United States. As of June 28, 1996, the Company's system included 484 restaurants in 19 states, primarily in the Midwest and the Sunbelt, comprised of 239 Company-owned and 245 franchised restaurants. The Company's restaurants offer high quality fast food served quickly and at everyday prices generally below the regular prices of the four largest hamburger chains. The Company opened its first restaurant in January 1985 and began offering franchises in November 1986.

     Excluding significant charges related to the disposal of certain excess properties and to the adoption of a new accounting standard, the Company still operated at a significant loss for the 1995 fiscal year. The Company has not reported an operating profit in any quarter since June 1993.

     As the Company entered into 1996, it faced formidable challenges including a balance sheet weakened by several consecutive quarters of significant operating losses and a high level of indebtedness, erratic comparable store sales performance and a decline in the number of open units. During the later part of 1995 and into 1996, the Company has implemented actions to address these challenges. These actions include repurchasing of $22 million face value (or approximately 25%) of the outstanding Senior Notes at a substantial discount from their face value, entering into a strategic partnership with the Carl's Jr. restaurant chain, instituting new marketing initiatives aimed at improving comparable store sales trends, and initiating actions aimed at improving food, paper and labor costs as a percentage of sales.

     Management believes that the Rally's brand has several significant strengths versus its major competitors. In fact, Rally's has been rated higher in independent consumer studies than its major competitors in the hamburger fast food industry in several important attributes in the areas of value, service and food quality. Management's conclusion from this is that the Rally's concept is fundamentally very strong. The Company has undertaken actions to improve store level economics to attain a sustainable level of profitability and growth for all of its shareholders and employees.

     The Company reported 2% growth in Company-owned same store sales during the first quarter of fiscal 1996. During that quarter, the implementation of several programs that management believes should significantly improve unit level profitability began. These programs include new supplier partnerships, non-portion related changes in foodstuffs and foodstuff preparation, and labor saving programs related to better daypart resource deployment. The Company reported its first quarterly positive net income since 1993 in the first quarter of 1996 due to an extraordinary gain related to the repurchase of $22 million principal amount of the Senior Notes. The gain was substantially offset by a loss from operations. See "Management's Discussions and Analysis of Financial Condition and Results of Operations" contained in the 1995 10-K and the March 1996 10-Q incorporated herein by reference.

     Management believes that the Company should begin to realize the benefits from the actions taken at improving store level profitability in ensuing quarters and that the actions should result in improved food, paper and labor costs versus the first quarter of fiscal 1996. However, no assurance can be given that such improvements will occur.

     The Company is attempting to redirect most of its near term focus toward achievement of four specific short term objectives, i.e., growing same store sales, reducing food and paper costs as a percent of sales, reducing store labor costs as a percent of sales and attacking other elements of spending.
Management believes that the Company's focus on achievement of these objectives combined with the gradual increase in Company new store development should allow the Company to achieve a sustainable level of profitability in the near future. However, no assurance can be given that management will be able to carry out such objectives or that achievement of these objectives will have a materially positive effect on the Company's profitability.

     Management believes that the proceeds of this Rights Offering will allow the Company to increase its working capital and, given significant subscription, will enable the Company to restore a reasonable level of growth in new store openings, allow certain refurbishment of the existing store base and fund other expected corporate requirements. The Company expects a similar increase in new store development by new and existing franchisees. An increase in working capital, given significant subscription in the Rights Offering, will allow the Company to take advantage of what management believes are appealing cash on cash returns available through productive deployment of certain idle assets on sites which are currently leased in its core markets and careful acceleration of new store development. The Company already owns 20 to 30 surplus modular restaurant buildings and a significant amount of excess used restaurant equipment from the restaurants that were closed late in 1995. Deployment of such buildings and equipment would allow the Company to keep the out of pocket costs for developing and opening a new modular restaurant location relatively low. No assurance can be given that the Rights Offering will be fully subscribed, that the Company will be able to effect such goals or that there will be an increase in new store development by franchisees. See "Risk Factors -History of Operating Losses; Changes in Operations."

RECENT DEVELOPMENTS

     Relationship Among GIANT, Fidelity and CKE. On April 26, 1996, GIANT, Fidelity and CKE and certain other persons settled certain litigation pursuant to a Settlement Agreement and Release (the "Settlement Agreement"). Pursuant to the Settlement Agreement, GIANT, Fidelity and CKE entered into a Purchase and Standstill Agreement (the "Purchase Agreement"), pursuant to which GIANT purchased from Fidelity 705,489 shares of the common stock of GIANT for a purchase price of $8.625 per share, and Fidelity and CKE purchased from GIANT 767,807 shares and 2,350,432 shares, respectively, of the Company's Common Stock for $1.75 per share. Pursuant to the Purchase Agreement, Fidelity and CKE were granted options to purchase a total of an additional 2,350,428 shares of the Company's Common Stock from GIANT. One-half of such options have an exercise price of $3.00 per share and expire on April 26, 1997 and one-half of such options have an exercise price of $4.00 per share and expire on April 26, 1998.

     The Purchase Agreement provides that if GIANT or its affiliates purchase additional shares of Rally's Common Stock, Fidelity and CKE will have the right to purchase shares of Common Stock from GIANT such that the proportional ownership of Common Stock among GIANT, Fidelity and CKE will be the same as immediately prior to such purchases (without giving effect to the options acquired pursuant to the Purchase Agreement). In addition, GIANT, on the one hand, and Fidelity and CKE on the other hand, have agreed to provide the other with rights of first refusal in the event that they propose to dispose of Common Stock. The parties have also agreed that if GIANT, on the one hand, and Fidelity and CKE, on the other hand, each own at least 34.0% of the outstanding Common Stock, then at each election of the Company's directors, GIANT may nominate up to one-half of the number of directors to be elected and Fidelity and CKE may nominate up to one-half of the number of directors to be elected, and the parties will vote all their shares in favor of the other parties' nominees. If one, but not both of GIANT, on the one hand, and Fidelity and CKE, on the other hand, own at least 34.0% of the outstanding Common Stock (without giving effect to the shares which may be purchased upon exercise of the options granted pursuant to the Purchase Agreement to the extent such options have not been exercised), at each election of directors the party owning at least 34.0% of the outstanding Common Stock may nominate up to one-half of the number of directors to be elected and the other parties will vote all shares of Common Stock owned by them in favor of such nominees. GIANT, Fidelity and CKE currently are the record owners of 27.5%, 4.9% and 15.0%, respectively, of the outstanding Common Stock. The foregoing provisions regarding the voting of shares of Common Stock will expire on April 26, 2006.

     Fidelity and CKE have also agreed that they will not, as long as the Senior Notes are outstanding, beneficially own in the aggregate 35% or more of the Common Stock without gaining the consent of the Company's Board of Directors and a waiver from the holders of the Senior Notes of a provision of the Indenture which would require the Company to offer to repurchase the Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, under such circumstances. GIANT has agreed that it will not be the beneficial owner of 35% or more of the Common Stock without the consent of Fidelity and CKE.

     Operation of California and Arizona Stores by CKE. The Company has entered into an operating agreement with CKE pursuant to which 28 Company-owned stores in California and Arizona are operated by CKE. The Company has retained ownership of the assets of these stores and receives a percentage of the stores' sales. Under the terms of the operating agreement, CKE is responsible for the conversion costs associated with transforming any restaurants it elects to be operated as Carl's Jr., as well as the operating expenses for all of the 28 restaurants. In the event of a sale by the Company of any of the 28 CKE operated restaurants, the Company and CKE will share in the sales proceeds based upon the relative value of their respective capital investments in such restaurant.

                        PURPOSE OF THE RIGHTS OFFERING
                              AND USE OF PROCEEDS

     It is anticipated that the net proceeds to the Company will be approximately $____ million if all of the Units are purchased in the Rights Offering (not including proceeds from the exercise of the Warrants). If less than all of the Units are purchased, the proceeds will be correspondingly reduced. The purpose of the Rights Offering is to raise additional capital for the Company. The net proceeds of the Rights Offering will be used for new store construction, refurbishment of some existing restaurants and for other general corporate purposes, including possibly reducing outstanding indebtedness. No assurance can be given that the Rights Offering will be fully subscribed.

     Management believes that the proceeds of this Rights Offering will allow the Company to increase its working capital and, given significant subscription, will enable the Company to restore a reasonable level of growth in new store openings, allow certain refurbishment of the existing store base and fund other expected corporate requirements. The Company expects a similar increase in new store development by new and existing franchisees. An increase in working capital, given significant subscription in the Rights Offering, will allow the Company to take advantage of what management believes are appealing cash on cash returns available through productive deployment of certain idle assets on sites which are currently leased in its core markets and careful acceleration of new store development. The Company already owns 20 to 30 surplus modular restaurant buildings and a significant amount of excess used restaurant equipment from the restaurants that were closed late in 1995. Deployment of such buildings and equipment would allow the Company to keep the out of pocket costs for developing and opening a new modular restaurant location relatively low. No assurance can be given that the Rights Offering will be fully subscribed, that the Company will be able to effect such goals or that there will be an increase in new store development by franchisees. See "Risk Factors -History of Operating Losses; Changes in Operations."

     The additional working capital resulting from the Rights Offering will also enhance the Company's ability to meet the NNM requirements for continued listing on the NNM. A Company must substantially meet five tests, including the Net Tangible Asset Test, to remain on the NNM. Under this test, the Company is currently required to maintain a net minimum tangible asset value of not less than $4 million, but, as of the end of the 1995 fiscal year, the Company's net tangible assets were in the negative amount of $4,598,000. If the Rights Offering is fully subscribed, the Company's net tangible assets should be increased to above the level required by the Net Tangible

Asset Test, assuming the Company's net operating results do not result in further losses. If such losses continue, the Company may not be able to continue to meet the Net Tangible Asset Test even if the Rights Offering is fully subscribed. See "Risk Factors-NASDAQ Listing and Maintenance Requirements."


                          PRICE RANGE OF COMMON STOCK

          The Company's Common Stock is quoted on NNM under the symbol "RLLY". As of _______, 1996, there were approximately ______ record holders of the Common Stock. The table below sets forth the high and low sales prices of the Common Stock reported on the NNM for each quarter during the Company's last two years.

                                             LOW                        HIGH
                                             ---                        ----
Fiscal 1994

         First Quarter                       $8                         $12 3/4
         Second Quarter                       5 1/16                      9
         Third Quarter                        3 1/8                       5 3/4
         Fourth Quarter                       2 3/4                       5

Fiscal 1995

         First Quarter                       $2 1/2                     $4
         Second Quarter                       2 1/4                      4
         Third Quarter                        2 1/4                      3 5/8
         Fourth Quarter                       15/16                      2 11/16

Fiscal 1996

         First Quarter                       $1 1/32                    $2 1/4
         Second Quarter                       1 1/2                      4 5/16
         Third Quarter (1)

_____________________

         (1) Through _________________, 1996.



                                DIVIDEND POLICY

          The Company has not paid any dividends to date and does not expect to pay dividends in the foreseeable future. The Indenture currently prohibits the payment of any dividends.

                                 CAPITALIZATION

          The following table sets forth the consolidated capitalization of the Company as of March 31, 1996 and on an as adjusted basis to give effect to the sale of 50% and 100% of the 3,484,173 Units offered pursuant to the Rights Offering at the Subscription Price of $3.00 per Unit. It is not possible to predict the exact percentage of Units that may be purchased in the Rights Offering. To the extent that the actual percentage purchased differs from the assumed percentages, the as adjusted capitalization will differ from that shown below.

                                                                                             As Adjusted for the Rights Offering (1)
                                                                                             ------------------------------------
                                                                                                100%                   50%
                                                                         Historical           Exercised             Exercised
                                                                         ----------           ---------             ---------
                                                                                              (In Thousands)
Cash and cash equivalents                                                 $  2,768            $                     $
                                                                             =====              ======                ======
Current maturities of long-term debt and
 obligations under capital leases                                         $  5,124            $                     $
                                                                             =====              ======                ======


Long term debt and obligations under capital
leases (less current maturities):
          Senior Notes                                                    $ 62,456
          Other                                                             11,101            $                     $
                                                                          --------              ------                ------
                  Total long-term debt and obligations
                  under capital leases                                    $ 73,557            $                     $
                                                                          --------              ------                ------


Shareholder's equity:
          Common stock, $.10 par value;
          50,000,000 shares authorized                                       1,594
          Additional paid-in capital                                        60,817
          Less:  273,000 treasury shares                                    (2,108)
          Retained earnings (deficit)                                      (52,779)
                                                                          --------              ------                ------


                  Total shareholders' equity                              $  7,524            $                     $
                                                                            ------              ------                ------

                  Total capitalization                                    $ 81,081            $                     $
                                                                            ======              ======                ======

Shares issued:

          Common Stock                                                      15,663              19,147                17,405
          Warrants                                                            -                  3,484                 1,742


(1) As adjusted data assumes receipt of $______ million and $______ million in net proceeds from the Rights Offering, respectively, and no exercise of the Warrants.

                              THE RIGHTS OFFERING

THE RIGHTS

          The Company is distributing, to the record holders of its outstanding Common Stock as of _______, 1996 (the "Record Date") transferable Rights to purchase Units (the "Basic Subscription Privilege") at a price of $3.00 per Unit (the "Subscription Price"). The Company will distribute at no cost to such Holders one Right for each share of Common Stock held on the Record Date. For each 4.5 Rights held, a Holder will have a Basic Subscription Privilege to purchase one Unit. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates").

          Each Unit consists of one share of Common Stock and one Warrant to purchase an additional share of Common Stock for $3.00 per share. An aggregate of [3,484,173] Units, representing [3,484,173] shares of Common Stock and [3,484,173] Warrants will be sold if all of the Rights are exercised.

          No fractional Units, or cash in lieu thereof, will be issued or paid. The number of Units distributed to each Holder will be rounded down to the nearest whole unit in connection with the exercise of Subscription Privileges.

SUBSCRIPTION PRIVILEGES

          BASIC SUBSCRIPTION PRIVILEGE. Four and one-half Rights will entitle the Holder thereof to receive, upon payment of the Subscription Price, one Unit consisting of one share of Common Stock and one Warrant. Certificates representing shares of Common Stock and Warrants purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be stockholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which is anticipated to occur as soon as practicable after the Expiration Date.

          OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for any Units not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Units"). If the Excess Units are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, such Excess Units will be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege. Only beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege. Certificates representing the Common Stock and Warrants purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.

EXPIRATION DATE

          The Rights will expire at _________, Louisville, Kentucky time, on _____________, unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than ______________, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The

Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

EXERCISE OF RIGHTS

     Rights may be exercised by delivering to the Subscription Agent, on or prior to _________, Louisville, Kentucky time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each of the Units subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to _______________________________, as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at __________________ Bank; or (iii) in such other manner as Company may approve in writing in the case of persons acquiring Units at an aggregate Subscription Price of $500,000 or more, provided in each case that the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within three NNM trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

               _______________________________
               _______________________________
               _______________________________

     If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such Holder has caused payment in full of the Subscription Price for each Unit being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Rally's Hamburgers, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Units being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three NNM trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three NNM trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission, telecopy number _______________. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

     Funds received in payment of the Subscription Price for Excess Units subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Units. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Units that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

     A Holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

     Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

     If either the number of Units being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Units stated to be subscribed for, the number of Units subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Units. If the number of Units being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Units in the following order: (i) to subscribe for the number of Units indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Units until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Units pursuant to the Oversubscription Privilege (subject to any applicable proration).

     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO _________, LOUISVILLE TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT

LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIERS CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     Certain employees of Company may solicit responses from Holders to the Rights Offering, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation. All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent, telephone number _______________.

NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

     The Rights will be quoted on the NNM under the trading symbol RLLYR and may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business on the NNM trading day preceding the Expiration Date.

     The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

     The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate is to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold.

     Promptly following the Expiration Date, the Subscription Agent will send the Holder a check for the net proceeds from the sale of such Rights. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for all Rights sold by it at the request of Holders, less any applicable brokerage commissions, taxes and other direct expenses of sale. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior to __________, Louisville, Kentucky time, on the fifth business day preceding the Expiration Date. If less than all sales orders received by the Subscription Agent can be filled, sales proceeds will be prorated among the Holders based upon the number of Rights each has instructed the Subscription Agent to sell during such period, irrespective of when during such period the instructions are received by the Subscription Agent. The Subscription Agent's obligation to execute orders for the sale of Rights is subject to its ability to find buyers.

     Holders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "The Rights Offering-Exercise of Rights." Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

     Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

     The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC Exercised Rights"). The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent at or prior to 5:00 p.m., Louisville time, on the Expiration Date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Units for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Subscription Agent.

                           DESCRIPTION OF SECURITIES

     The Company has authorized 50,000,000 shares of Common Stock, $.10 par value and 5,000,000 shares of preferred stock, $.10 par value ("Preferred Stock"), with preferences and rights which will be set by the Company's Board of Directors (or an executive committee thereof). No shares of Preferred Stock are currently outstanding, and ______ shares of Common Stock are currently outstanding.

UNITS

     The Common Stock and Warrants which are offered hereby are being offered and will be sold only in Units, each Unit consisting of one share of Common Stock and one Warrant. Upon the exercise of Warrants, the holder thereof will be eligible to receive one share of Common Stock for each Warrant so exercised. The Common Stock and the Warrants included in the Units will be immediately separable.

COMMON STOCK

     Subject to the preferential rights of holders of Preferred Stock, if any, and the Company's loan agreements and indentures, if any, holders of Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors (or an authorized committee) out of funds' legally available therefor. Holders of Common Stock have one vote per share upon all matters on which Common Stock votes and vote as a class on charter amendments affecting Common Stock. Upon liquidation, holders of Common Stock are entitled to share ratably in the net assets of the Company after payment of any amounts due to creditors and holders of any class of Preferred Stock. Holders of Common Stock have no redemption, subscription or conversion rights and are not entitled to any preemptive rights. The Common Stock is not liable for further calls or assessments by the Company, and there are no sinking fund provisions relating to such stock. All outstanding shares of Common Stock and all shares to be issued by the Company in the offering will be fully paid and non-assessable.

     Holders of the shares of Common Stock, voting as a class, have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. GIANT, Fidelity and CKE beneficially own at least 47% of the outstanding Common Stock and will, as a practical matter, have the ability to elect the entire Board of Directors. See "Risk Factors Principal Stockholders" and "The Company - Recent Developments - Relationship among GIANT, fidelity and CKE."

REDEEMABLE WARRANTS

     The Warrants will be issued in registered form pursuant to the terms of a Warrant Agreement (the "Warrant Agreement") between the Company and _______________________________________, as Warrant Agent. The following description is a brief summary of certain provisions of the Warrant Agreement. Reference is made to the Warrant Agreement (which has been filed as an exhibit to the registration statement of which this Prospectus is a part) for a complete description of its terms and conditions, and the description which follows is qualified in its entirety by the reference to the Warrant Agreement.

     The Company has authorized the issuance of up to 3,484,173 Warrants to purchase an aggregate of 3,484,173 shares of Common Stock and has reserved an equivalent number of shares of Common Stock for issuance upon exercise of such Warrants. None of the Warrants are currently issued and outstanding.

     Each Warrant entitles the registered holder thereof to purchase one share of Common Stock from the Company at a price of $3.00 per share, subject to adjustment in certain circumstances, at any time until four years from the Closing Date.

     The Company may redeem the Warrants, at $0.01 per Warrant, upon 30 days prior written notice in the event the closing price of the Common Stock equals or exceeds $6.00 per share for 20 out of 30 consecutive trading days ending not more than 30 days preceding the date of the notice of redemption. The closing bid price of the Common Stock shall be the closing bid price as reported by NNM or on the principal stock exchange on which it is listed. All of the Warrants must be redeemed if any are redeemed.

     The exercise prices and number of shares of Common Stock or other securities issuable on exercise of the Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company and certain sales by the Company of Common Stock below the then market price of the Common Stock. However, the Warrants are not subject to adjustment for issuances of Common Stock at a price below the exercise price of the Warrants or pursuant to the 1990 Stock Option Plan or the Non-Employee Directors' Plan, or upon exercise of any of the Warrants.

     The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to the Company) to the Warrant Agent for the number of Warrants being exercised. Holders of the Warrants do not have the rights or privileges of holders of Common Stock.

     No fractional shares will be issued upon exercise of the Warrants.
However, if a warrantholder exercises all Warrants then owned of record by such warrantholder, the Company will pay to such warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common Stock on the last trading day prior to the exercise date.

     The Warrants to be issued hereunder are part of the Units to be sold in this offering. The Company's present stockholders have not received any Warrants to purchase additional Common Stock and, to the extent that the Warrants are exercised, the proportionate equity ownership of the present stockholders will decrease and that of the holders of Common Stock included in the Units will increase.

     Warrants are generally more speculative than shares of common stock which are purchasable upon the exercise thereof. Historically, the percentage increase or decrease in the market price of a warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common stock. A warrant may become valueless, or of reduced value, if the market price of the common stock decreases, or increases only modestly, over the term of the warrant.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

     The Transfer Agent, Registrar and Warrant Agent for the Common Stock and Warrants is American Stock Transfer and Trust Company, New York, New York.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, counsel to the Company, the following is an accurate discussion of the material federal income tax consequences of the Rights Offering to the holders of Common Stock upon the distribution (the "Distribution") of Rights, the exercise of the Rights and the exercise of the Warrants. See "Legal Matters."

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, and tax exempt organizations. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Common Stock or Warrants acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

     DISTRIBUTION OF THE RIGHTS. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

     STOCKHOLDER BASIS AND HOLDING PERIOD OF THE RIGHTS. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Distribution is 15% or more of the fair market value (on the date of Distribution) of the Common Stock with respect to which they are received or
(ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise or sale of the Rights, the stockholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Distribution. No such allocation shall be made with respect to Rights which lapse.

     The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

     In the case of a stockholder who purchases Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

     SALE OF THE RIGHTS. A stockholder who sells the Rights received in the Distribution prior to exercise will recognize gain or loss equal to the difference between the amount realized on the sale and such stockholder's adjusted basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock held by such stockholder would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if Common Stock would be a capital asset in the hands of the stockholder. Capital gain or loss will be classified as short-term if the stockholder's holding period in the Rights is one year or less and long-term if the stockholder's holding period in the Rights is more than one year.

     LAPSE OF THE RIGHTS. Stockholders who allow the Rights received by them at the distribution to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such stockholders.

     Purchasers of the Rights will be entitled to a loss equal to their adjusted tax basis in the Rights if such Rights expire unexercised. Because by their terms the Rights will expire on or prior to _______, 1996, any loss recognized on the expiration of the Rights acquired by purchase will be a short-term capital loss if Common Stock would be a capital asset in the hands of the purchaser.

     EXERCISE OF THE RIGHTS, BASIS OF THE COMMON STOCK AND WARRANTS. If the Rights are exercised, no gain or loss is recognized and both the basis allocated to the Rights, if any, and the Subscription Price must be allocated between the Common Stock and the Warrants received. The basis allocated to the Rights will be apportioned between the Common Stock and the Warrants in proportion to their relative fair market values on the date of the distribution of the Rights. The Subscription Price will increase basis and will be apportioned to the Common Stock and the Warrants in proportion to their relative fair market values on the date of the exercise of the Rights.

     EXERCISE, SALE AND EXPIRATION OF THE WARRANTS. No gain or loss will be recognized by the holder of a Warrant upon the exercise of a Warrant. The cost basis of the Common Stock so acquired will be the cost basis of the Warrant plus any additional amount paid upon the exercise of the Warrant. Gain or loss will be recognized upon the subsequent sale, exchange or other disposition of the Common Stock acquired by the exercise of the Warrant, measured by the difference between the amount realized upon sale or exchange or the stockholder's cost basis in the Common Stock.

     If a Warrant is not exercised, but is sold or exchanged, gain or loss will be recognized upon such event, measured by the difference between the amount realized by the holder of the Warrant as a result of the sale, exchange or redemption and the cost basis of the Warrant.

     If a Warrant is not exercised and is allowed to expire, the Warrant will be deemed to be sold or exchanged on the date of expiration. In such event, the holder of the Warrant will recognize a loss to the extent of the cost basis of the Warrant.

     SALE OF COMMON STOCK. If the Common Stock acquired as part of the Unit is sold or exchanged, gain or loss will be recognized, measured by the difference between the amount realized from such sale or exchange and the cost basis of the Common Stock sold or exchanged.

     CHARACTERIZATION OF GAIN OR LOSS. Generally, any gain or loss recognized as a result of the foregoing will be a capital gain or loss and will either be long-term or short-term depending upon the period of time that the Common Stock which was sold or exchanged or the Warrant which was sold, exchanged, redeemed, or allowed to expire, as the case may be, was held. A holding period of more than one year results in long-term capital gain or loss treatment. If a Warrant is exercised, the holding period of the Common Stock so acquired will not include the period during which the Warrant was held.

     Under Section 305 of the Code and regulations promulgated under the Code, there is no assurance that a subsequent adjustment in the exercise price of the Warrants or the number of shares purchasable upon exercise, attributable to the anti-dilution provisions applicable to the Warrants, will not be deemed a taxable distribution to the holders of the Warrants.

     THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                              SUBSCRIPTION AGENT

     The Company has appointed __________________________________ Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

     _____________________
     _____________________
     _____________________
     ______________________

     The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability which it may incur in connection with the Rights Offering.

     Any questions regarding or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Subscription Agent at the telephone number and address set forth above.

                                 LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby and the tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for Company by Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, Los Angeles, California. Said law firm has from time to time performed and may in the future perform legal services for the Company and for certain stockholders of the Company, including GIANT and its affiliates. Terry Christensen, a partner of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, is a member of the Board of Directors of both GIANT and the Company.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                  __________

           TABLE OF CONTENTS

                                      Page               3,484,173 UNITS
                                      ----
Available Information.................   2              RALLY'S HAMBURGERS,
Documents Incorporated by Reference...   2                     INC.
Prospectus Summary....................   3
Risk Factors..........................   9
The Company...........................  12            EACH UNIT CONSISTING OF
Purpose of the Rights Offering and                      ONE SHARE OF COMMON
     Use of Proceeds..................  14             STOCK AND ONE COMMON
Price Range of Common Stock...........  15            STOCK PURCHASE WARRANT
Dividend Policy.......................  15
Capitalization........................  16
The Rights Offering...................  17                 ____________
Description of Securities.............  21
Certain Federal Income Tax                                  PROSPECTUS
     Consequences.....................  24                 ____________
Subscription Agent....................  26
Legal Matters.........................  26                 ________, 1996
Experts...............................  26

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES

     The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered:

     SEC Registration Fee..................... $7,208.64
     Legal Fees............................... _________
     Accountant's Fees........................ _________
     Printing and Shipping.................... _________
     Trustees' and Transfer Agents Fees....... _________
     Miscellaneous............................ _________

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgements, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

     Section 51 of the Registrant's By-Laws provides for indemnification of persons to the extent permitted by the Delaware Corporation Law.

     In accordance with the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damage except (i) for any breach of the director's duty or loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends of unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision does not, however, limit in any way the liability of directors for violations of the federal securities laws.

     The Registrant carries directors and officers liability insurance with a limit of _____________. Such insurance expires on __________________.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a list of exhibits filed herewith as a part of this Registration Statement:

     EXHIBIT
     NUMBER                        DESCRIPTION OF DOCUMENT
     -------                       -----------------------
     *4(a)                         Form of Subscription Certificate, together
                                   with instructions

     *4(b) Form of Warrant Agreement, including form of Warrant Certificate.

     *5                            Opinion of Christensen, White, Miller, Fink,
                                   Jacobs, Glaser & Shapiro, LLP, including the consent of such firm.

     23                            Consent of Arthur Andersen LLP

     24                            Power of Attorney (see page II-4)

_______

     *To be supplied by amendment.

ITEM 17.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans' annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whitefish, State of Montana and the City of Louisville, State of Kentucky, respectively, on the 1st day of July, 1996.


                                   RALLY'S HAMBURGERS, INC.



                                   By: /s/BURT SUGARMAN
                                       ----------------
                                   Burt Sugarman
                                   Chairman of the Board



                                   By: /s/DONALD E. DOYLE
                                       ------------------
                                   Donald E. Doyle
                                   President and Chief
                                   Executive Officer



     Each person whose signature appears below constitutes and appoints Michael
E. Foss and Evan G. Hughes his true lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                 Date
- ---------                      -----                 ----
/s/BURT SUGARMAN           Chairman of the           July 1, 1996
- ---------------
Burt Sugarman              Board and Director



/s/DONALD E. DOYLE         President, Chief          July 1, 1996
- ------------------
Donald E. Doyle            Executive Officer
                           and Director

/s/ MICHAEL E. FOSS        Sr. Vice President        July 1, 1996
- ------------------------   and Chief Financial
Michael E. Foss            Officer (Principal
                           Financial and Accounting
                           Officer)

/s/ TERRY N. CHRISTENSEN   Director                  July 1, 1996
- ------------------------
Terry N. Christensen



/s/ WILLIE D. DAVIS        Director                  July 1, 1996
- ------------------------
Willie D. Davis



/s/ WILLIAM P. FOLEY, II   Director                  July 1, 1996
- ------------------------
William P. Foley, II



/s/ DAVID GOTTERER         Director                  July 1, 1996
- ------------------------
David Gotterer



/s/ JEFFREY ROSENTHAL      Director                  July 1, 1996
- ------------------------
Jeffrey Rosenthal



/s/ C. THOMAS THOMPSON     Director                  July 1, 1996
- ------------------------
C. Thomas Thompson